Exhibit 99.4

THIS ANNOUNCEMENT (AND THE INFORMATION CONTAINED HEREIN) IS NOT FOR FORWARDING, PUBLICATION, DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN, NEW ZEALAND AND THE REPUBLIC OF SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

26 August 2016

TRADER MEDIA EAST LIMITED

7 FOR 1 NEW GDR OFFERING OF 85,325,303 NEW GDRS TO EXISTING GDR HOLDERS AT A SUBSCRIPTION PRICE OF US$0.21 PER NEW GDR CONCURRENTLY WITH A PRE-EMPTIVE SHARE OFFERING TO EXISTING SHAREHOLDERS OF UP TO 420,000,000 NEW SHARES AT AN EQUIVALENT PRICE OF US$0.21 PER NEW SHARE

Capital Raising

The Board of Trader Media East Limited (the “Company”) refers to its press releases of 12 August 2016 in which the Company announced (i) an offering to holders of the Company’s global depositary receipts (“GDRs”) of the right to subscribe for new ordinary shares in the capital of the Company (the “New Shares”) in the form of newly issued GDRs (“New GDRs”), with one New GDR representing one New Share (the “New GDR Offering”), (ii) an offering to holders of ordinary shares on the register of members of the Company the right to subscribe for New Shares pro rata to their existing holding of Shares (the “Pre-emptive Share Offering”), and (iii) the publication of Company’s prospectus dated 12 August 2016 in connection with the New GDR Offering and Preemptive Share Offering.

The Company is today pleased to announce that 330,133,363 New Shares have been taken up by shareholders pursuant to the Pre-Emptive Share Offering (including 159,684 New GDRs which have been taken up by Eligible Investors pursuant to the New GDR Offering).

It is expected that the New GDRs will commence trading, fully paid, on the London Stock Exchange plc’s main market for listed securities at 8.00 a.m. on 1 September 2016.

In accordance with its underwriting obligations as set out in the prospectus, the Company’s majority shareholder, Hürriyet Invest B.V., will subscribe for 89,866,637 New Shares not taken up by investors (including 85,165,619 New GDRs not taken up by Eligible Investors under the New GDR Offering).

The Company will receive gross proceeds of approximately US$88.2 million and net proceeds of approximately US$87.9 million, after deduction of estimated expenses of approximately US$0.3 million. The Company intends to use the net proceeds: (i) to repay in full its shareholder loan from Hürriyet Invest B.V.; (ii) for meeting the working capital needs of the Company’s subsidiaries; and (iii) for general corporate purposes.

Enquiries

Trader Media East Limited

Tel: +90 216 5569290

Murat Doğu

E-mail: mdogu@doganholding.com.tr

Investor Relations Contact Information

Sema İpek Erhan

Investor Relations Manager

Tel: +90 212 449 60 30

E-mail: ierhan@hurriyet.com.tr

THIS ANNOUNCEMENT (AND THE INFORMATION CONTAINED HEREIN) DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITIES IN THE UNITED STATES, AUSTRALIA, CANADA, JAPAN, NEW ZEALAND, THE REPUBLIC OF SOUTH AFRICA OR ANY OTHER JURISDICTION. SECURITIES MAY NOT BE OFFERED FOR SALE IN THE UNITED STATES ABSENT REGISTRATION UNDER THE US SECURITIES ACT OF 1933 (THE “SECURITIES ACT”) OR AN EXEMPTION FROM REGISTRATION. THE SECURITIES DESCRIBED IN THIS ANNOUNCEMENT HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT AND, SUBJECT TO CERTAIN LIMITED EXCEPTIONS, ANNOUNCEMENT HAVE NOT BEEN AND WILL NOT BE OFFERED FOR SALE IN THE UNITED STATES.